Milliman Variable Insurance Trust N-1A/A

Exhibit 99.(l)(i)

PURCHASE AGREEMENT

Milliman Variable Insurance Trust (the “Trust”), a Delaware statutory trust, and Milliman Financial Risk Management LLC (“Milliman”) hereby agree as follows:

1.

The Trust hereby offers to sell to Milliman, and Milliman hereby agrees to purchase, 5,000 shares of Class 3 shares of each of the following series of the Trust at a price of $10 per share: (a) the Milliman S&P 500 6-Year Buffer with Par Up Fund – Oct (I) and (b) the Milliman S&P 500 6-Year Par Down with Par Up Fund – Oct (I). The Trust hereby acknowledges receipt from Milliman of funds in full payment for the foregoing shares.

2.	The shares are to be purchased pursuant to Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Trust prior to the commencement of the public offering of its shares.

3.

Milliman represents and warrants to the Trust that the foregoing shares are being acquired for investment purposes only and that it has no present intention of redeeming or reselling the shares so acquired.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties herein have executed this Purchase Agreement as of the 24th day of September, 2021.

MILLIMAN VARIABLE INSURANCE TRUST

/s/ Adam Schenck
Name: Adam Schenck
Title: Trustee

MILLIMAN FINANCIAL RISK MANAGEMENT LLC

/s/ Maria Schiopu
Name: Maria Schiopu
Title: Head of Portfolio Management & Principal